FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2014

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Financial Summary For the Three Months Ended June 30, 2014 (U.S. GAAP)

Date:	July 29, 2014
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the three months ended June 30
	2013		2014
	(Millions of yen, except per share data)
		% Change from June 30, 2012		% Change from June 30, 2013
Total revenue	505,270	14.9%	462,154	(8.5%)
Net revenue	431,321	16.8%	370,838	(14.0%)
Income before income taxes	113,219	475.7%	51,674	(54.4%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	65,894	—%	19,860	(69.9%)
Comprehensive income	97,899	—%	12,579	(87.2%)
Basic-Net income attributable to NHI shareholders per share (Yen)	17.78		5.40
Diluted-Net income attributable to NHI shareholders per share (Yen)	17.24		5.26
Return on shareholders’ equity-annualized	11.3%		3.2%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At June 30
	2014	2014
	(Millions of yen, except per share data)
Total assets	43,520,314	43,930,988
Total equity	2,553,213	2,513,674
Total NHI shareholders’ equity	2,513,680	2,467,654
Total NHI shareholders’ equity as a percentage of total assets	5.8%	5.6%
Total NHI shareholders’ equity per share (Yen)	676.15	678.69

2. Cash Dividends

	For the year ended March 31
	2014	2015	2015 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	—	Unconfirmed
At December 31	—	—	—
At March 31	9.00	—	Unconfirmed
For the year	17.00	—	Unconfirmed

Note: Nomura plans to forgo dividend distribution for Q3 of fiscal year 2015. Fiscal year 2015 Q2 and Q4 dividend amount are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2015”.

3. Earnings Forecasts for the year ending March 31, 2015

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: None
b)	Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2014	2014
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	104,932,139	186,672,383

	For the three months ended June 30
	2013	2014
Average number of shares outstanding (year-to-date)	3,705,889,405	3,675,692,820

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended June 30, 2014, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net revenue	431.3	370.8	(14.0)
Non-interest expenses	318.1	319.2	0.3

Income (loss) before income taxes	113.2	51.7	(54.4)
Income tax expense	47.0	30.4	(35.3)

Net income (loss)	66.3	21.3	(67.9)

Less: Net income (loss) attributable to noncontrolling interests	0.4	1.4	284.0

Net income (loss) attributable to NHI shareholders	65.9	19.9	(69.9)

Return on shareholders’ equity-annualized	11.3%	3.2%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported Net revenue of 370.8 billion yen for the three months ended June 30, 2014, a decrease of 14.0% from the same period in the prior year. Non-interest expenses increased by 0.3% from the same period in the prior year to 319.2 billion yen. Income before income taxes was 51.7 billion yen and Net income attributable to NHI shareholders was 19.9 billion yen for the three months ended June 30, 2014.

Segments Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net revenue	424.2	367.3	(13.4)
Non-interest expenses	318.1	319.2	0.3

Income (loss) before income taxes	106.1	48.2	(54.6)

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, Net revenue for the three months ended June 30, 2014 was 367.3 billion yen, a decrease of 13.4% from the same period in the prior year. Non-interest expenses increased by 0.3% from the same period in the prior year to 319.2 billion yen. Income before income taxes was 48.2 billion yen for the three months ended June 30, 2014. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net revenue	166.3	106.9	(35.8)
Non-interest expenses	85.2	75.3	(11.7)

Income (loss) before income taxes	81.1	31.6	(61.0)

Net revenue decreased by 35.8% from the same period in the prior year to 106.9 billion yen, primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expense decreased by 11.7% to 75.3 billion yen. As a result, income before income taxes decreased by 61.0% to 31.6 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net revenue	20.2	23.3	15.7
Non-interest expenses	13.5	15.1	11.7

Income (loss) before income taxes	6.7	8.3	23.7

Net revenue increased by 15.7% from the same period in the prior year to 23.3 billion yen. Non-interest expense increased by 11.7% to 15.1 billion yen. As a result, income before income taxes increased by 23.7% to 8.3 billion yen. Assets under management were 33.0 trillion yen as of June 30, 2014.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net revenue	194.6	188.9	(2.9)
Non-interest expenses	169.4	183.1	8.1

Income (loss) before income taxes	25.2	5.7	(77.3)

Net revenue decreased by 2.9% from the same period in the prior year to 188.9 billion yen, primarily due to decrease in brokerage commissions and fees from investment banking services. Non-interest expense increased by 8.1% to 183.1 billion yen. As a result, income before income taxes decreased by 77.3% from the same period in the prior year to 5.7 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net revenue	43.0	48.3	12.1
Non-interest expenses	50.0	45.7	(8.6)

Income (loss) before income taxes	(7.0)	2.6	—

Net revenue was 48.3 billion yen. Income before income taxes was 2.6 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2014 were 43.9 trillion yen, an increase of 410.7 billion yen compared to March 31, 2014, mainly due to the increase in Trading assets. Total liabilities as of June 30, 2014 were 41.4 trillion yen, an increase of 450.2 billion yen compared to March 31, 2014, mainly due to the increase in Trading liabilities. Total equity as of June 30, 2014 was 2.5 trillion yen, a decrease of 39.5 billion yen compared to March 31, 2014.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2014) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2014) for the year ended March 31, 2014.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2014	June 30, 2014	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,489,792	1,428,775	(61,017)
Time deposits	363,682	344,546	(19,136)
Deposits with stock exchanges and other segregated cash	335,836	340,025	4,189

Total cash and cash deposits	2,189,310	2,113,346	(75,964)

Loans and receivables:
Loans receivable	1,327,875	1,334,280	6,405
Receivables from customers	64,070	63,956	(114)
Receivables from other than customers	1,181,742	1,302,431	120,689
Allowance for doubtful accounts	(3,009)	(2,856)	153

Total loans and receivables	2,570,678	2,697,811	127,133

Collateralized agreements:
Securities purchased under agreements to resell	9,617,675	8,501,394	(1,116,281)
Securities borrowed	7,729,326	7,491,030	(238,296)

Total collateralized agreements	17,347,001	15,992,424	(1,354,577)

Trading assets and private equity investments:
Trading assets*	18,672,318	20,449,973	1,777,655
Private equity investments	41,996	43,762	1,766

Total trading assets and private equity investments	18,714,314	20,493,735	1,779,421

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥350,820 million as of March 31, 2014 and ¥358,825 million as of June 30, 2014)	408,917	407,982	(935)
Non-trading debt securities*	1,023,746	980,245	(43,501)
Investments in equity securities*	136,740	139,188	2,448
Investments in and advances to affiliated companies*	345,434	342,066	(3,368)
Other	784,174	764,191	(19,983)

Total other assets	2,699,011	2,633,672	(65,339)

Total assets	43,520,314	43,930,988	410,674

*	Including securities pledged as collateral

Millions of yen
March 31, 2014	June 30, 2014	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	602,131	515,447	(86,684)
Payables and deposits:
Payables to customers	492,516	574,635	82,119
Payables to other than customers	1,230,176	1,467,718	237,542
Deposits received at banks	1,114,181	1,118,783	4,602

Total payables and deposits	2,836,873	3,161,136	324,263

Collateralized financing:
Securities sold under agreements to repurchase	13,937,690	13,121,714	(815,976)
Securities loaned	2,359,809	2,541,220	181,411
Other secured borrowings	814,500	719,690	(94,810)

Total collateralized financing	17,111,999	16,382,624	(729,375)

Trading liabilities	11,047,285	12,047,241	999,956
Other liabilities	1,141,750	1,038,519	(103,231)
Long-term borrowings	8,227,063	8,272,347	45,284

Total liabilities	40,967,101	41,417,314	450,213

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2014 and 3,822,562,601 shares as of June 30, 2014
Outstanding	-	3,717,630,462 shares as of March 31, 2014 and 3,635,890,218 shares as of June 30, 2014	594,493	594,493	—
Additional paid-in capital	683,638	681,819	(1,819)
Retained earnings	1,287,003	1,304,962	17,959
Accumulated other comprehensive income	20,636	11,549	(9,087)

Total NHI shareholders’ equity before treasury stock	2,585,770	2,592,823	7,053
Common stock held in treasury, at cost -
104,932,139 shares as of March 31, 2014 and
186,672,383 shares as of June 30, 2014	(72,090)	(125,169)	(53,079)

Total NHI shareholders’ equity	2,513,680	2,467,654	(46,026)

Noncontrolling interests	39,533	46,020	6,487

Total equity	2,553,213	2,513,674	(39,539)

Total liabilities and equity	43,520,314	43,930,988	410,674

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the three months ended
	June 30, 2013 (A)	June 30, 2014 (B)	(B-A)/(A)
Revenue:
Commissions	157,634	96,281	(38.9)
Fees from investment banking	25,394	19,822	(21.9)
Asset management and portfolio service fees	42,381	45,444	7.2
Net gain on trading	128,409	158,562	23.5
Gain (loss) on private equity investments	50	(287)	—
Interest and dividends	115,325	104,917	(9.0)
Gain on investments in equity securities	7,852	6,350	(19.1)
Other	28,225	31,065	10.1

Total revenue	505,270	462,154	(8.5)
Interest expense	73,949	91,316	23.5

Net revenue	431,321	370,838	(14.0)

Non-interest expenses:
Compensation and benefits	163,205	168,767	3.4
Commissions and floor brokerage	29,046	27,590	(5.0)
Information processing and communications	48,233	44,896	(6.9)
Occupancy and related depreciation	19,784	18,553	(6.2)
Business development expenses	7,859	7,927	0.9
Other	49,975	51,431	2.9

Total non-interest expenses	318,102	319,164	0.3

Income before income taxes	113,219	51,674	(54.4)
Income tax expense	46,956	30,397	(35.3)

Net income	66,263	21,277	(67.9)

Less: Net income attributable to noncontrolling interests	369	1,417	284.0

Net income attributable to NHI shareholders	65,894	19,860	(69.9)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	17.78	5.40	(69.6)

Diluted-
Net income attributable to NHI shareholders per share	17.24	5.26	(69.5)

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the three months ended
	June 30, 2013 (A)	June 30, 2014 (B)	(B-A)/(A)
Net income	66,263	21,277	(67.9)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	32,973	(11,794)	—
Defined benefit pension plans:
Pension liability adjustment	1,556	360	(76.9)
Deferred income taxes	(532)	(142)	—

Total	1,024	218	(78.7)

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(3,002)	3,400	—
Deferred income taxes	641	(522)	—

Total	(2,361)	2,878	—

Total other comprehensive income (loss)	31,636	(8,698)	—

Comprehensive income	97,899	12,579	(87.2)
Less: Comprehensive income attributable to noncontrolling interests	420	1,806	330.0

Comprehensive income attributable to NHI shareholders	97,479	10,773	(88.9)

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended
	June 30, 2013 (A)	June 30, 2014 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	166,342	106,865	(35.8)
Asset Management	20,174	23,338	15.7
Wholesale	194,609	188,886	(2.9)

Subtotal	381,125	319,089	(16.3)
Other	43,032	48,252	12.1

Net revenue	424,157	367,341	(13.4)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	3,497	(51.2)

Net revenue	431,321	370,838	(14.0)

Non-interest expenses

Business segment information:
Retail	85,237	75,257	(11.7)
Asset Management	13,483	15,064	11.7
Wholesale	169,372	183,145	8.1

Subtotal	268,092	273,466	2.0
Other	50,010	45,698	(8.6)

Non-interest expenses	318,102	319,164	0.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	318,102	319,164	0.3

Income (loss) before income taxes

Business segment information:
Retail	81,105	31,608	(61.0)
Asset Management	6,691	8,274	23.7
Wholesale	25,237	5,741	(77.3)

Subtotal	113,033	45,623	(59.6)
Other*	(6,978)	2,554	—

Income (loss) before income taxes	106,055	48,177	(54.6)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	3,497	(51.2)

Income (loss) before income taxes	113,219	51,674	(54.4)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net gain (loss) related to economic hedging transactions	7,373	6,919	(6.2)
Realized gain (loss) on investments in equity securities held for operating purposes	688	2,853	314.7
Equity in earnings of affiliates	5,343	3,499	(34.5)
Corporate items	(12,344)	(3,093)	—
Other	(8,038)	(7,624)	—

Total	(6,978)	2,554	—

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended
June 30, 2014
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	683,638
Gain (loss) on sales of treasury stock	(2,417)
Issuance and exercise of common stock options	598

Balance at end of period	681,819

Retained earnings
Balance at beginning of year	1,287,003
Net income attributable to NHI shareholders	19,860
Gain (loss) on sales of treasury stock	(1,901)

Balance at end of period	1,304,962

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	27,704
Net change during the period	(11,454)

Balance at end of period	16,250

Defined benefit pension plans
Balance at beginning of year	(18,809)
Pension liability adjustment	218

Balance at end of period	(18,591)

Non-trading securities
Balance at beginning of year	11,741
Net unrealized gain on non-trading securities	2,149

Balance at end of period	13,890

Balance at end of period	11,549

Common stock held in treasury
Balance at beginning of year	(72,090)
Repurchases of common stock	(65,193)
Sale of common stock	4
Common stock issued to employees	12,110

Balance at end of period	(125,169)

Total NHI shareholders’ equity
Balance at end of period	2,467,654

Noncontrolling interests
Balance at beginning of year	39,533
Net change during the period	6,487

Balance at end of period	46,020

Total equity
Balance at end of period	2,513,674

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2014
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014 (A)	June 30, 2014 (B)
Revenue:
Commissions	157,634	105,613	121,434	89,876	96,281	7.1	474,557
Fees from investment banking	25,394	22,984	15,769	27,154	19,822	(27.0)	91,301
Asset management and portfolio service fees	42,381	40,702	42,074	42,090	45,444	8.0	167,247
Net gain on trading	128,409	110,180	108,544	129,223	158,562	22.7	476,356
Gain (loss) on private equity investments	50	703	10,985	(346)	(287)	—	11,392
Interest and dividends	115,325	98,091	102,602	100,332	104,917	4.6	416,350
Gain (loss) on investments in equity securities	7,852	5,037	7,505	(5,238)	6,350	—	15,156
Other	28,225	45,069	38,508	67,683	31,065	(54.1)	179,485

Total revenue	505,270	428,379	447,421	450,774	462,154	2.5	1,831,844
Interest expense	73,949	71,989	68,000	60,836	91,316	50.1	274,774

Net revenue	431,321	356,390	379,421	389,938	370,838	(4.9)	1,557,070

Non-interest expenses:
Compensation and benefits	163,205	135,391	138,822	132,640	168,767	27.2	570,058
Commissions and floor brokerage	29,046	26,134	27,974	28,695	27,590	(3.9)	111,849
Information processing and communications	48,233	46,240	47,755	49,940	44,896	(10.1)	192,168
Occupancy and related depreciation	19,784	20,830	18,999	20,529	18,553	(9.6)	80,142
Business development expenses	7,859	9,473	11,029	10,124	7,927	(21.7)	38,485
Other	49,975	45,389	47,948	59,442	51,431	(13.5)	202,754

Total non-interest expenses	318,102	283,457	292,527	301,370	319,164	5.9	1,195,456

Income before income taxes	113,219	72,933	86,894	88,568	51,674	(41.7)	361,614
Income tax expense	46,956	34,549	37,769	25,891	30,397	17.4	145,165

Net income	66,263	38,384	49,125	62,677	21,277	(66.1)	216,449

Less: Net income attributable to noncontrolling interests	369	272	796	1,421	1,417	(0.3)	2,858

Net income attributable to NHI shareholders	65,894	38,112	48,329	61,256	19,860	(67.6)	213,591

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	17.78	10.29	13.02	16.48	5.40	(67.2)	57.57

Diluted-
Net income attributable to NHI shareholders per share	17.24	9.99	12.65	16.02	5.26	(67.2)	55.81

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2014
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014

Net revenue

Business segment information:
Retail	166,342	119,730	127,975	97,869	106,865	9.2	511,916
Asset Management	20,174	18,626	21,215	20,465	23,338	14.0	80,480
Wholesale	194,609	183,348	188,666	198,474	188,886	(4.8)	765,097

Subtotal	381,125	321,704	337,856	316,808	319,089	0.7	1,357,493
Other	43,032	29,649	35,366	80,802	48,252	(40.3)	188,849

Net revenue	424,157	351,353	373,222	397,610	367,341	(7.6)	1,546,342

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	5,037	6,199	(7,672)	3,497	—	10,728

Net revenue	431,321	356,390	379,421	389,938	370,838	(4.9)	1,557,070

Non-interest expenses

Business segment information:
Retail	85,237	79,774	80,302	74,602	75,257	0.9	319,915
Asset Management	13,483	12,454	12,289	15,147	15,064	(0.5)	53,373
Wholesale	169,372	158,063	160,866	164,998	183,145	11.0	653,299

Subtotal	268,092	250,291	253,457	254,747	273,466	7.3	1,026,587
Other	50,010	33,166	39,070	46,623	45,698	(2.0)	168,869

Non-interest expenses	318,102	283,457	292,527	301,370	319,164	5.9	1,195,456

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	318,102	283,457	292,527	301,370	319,164	5.9	1,195,456

Income (loss) before income taxes

Business segment information:
Retail	81,105	39,956	47,673	23,267	31,608	35.8	192,001
Asset Management	6,691	6,172	8,926	5,318	8,274	55.6	27,107
Wholesale	25,237	25,285	27,800	33,476	5,741	(82.9)	111,798

Subtotal	113,033	71,413	84,399	62,061	45,623	(26.5)	330,906
Other*	(6,978)	(3,517)	(3,704)	34,179	2,554	(92.5)	19,980

Income (loss) before income taxes	106,055	67,896	80,695	96,240	48,177	(49.9)	350,886

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	5,037	6,199	(7,672)	3,497	—	10,728

Income (loss) before income taxes	113,219	72,933	86,894	88,568	51,674	(41.7)	361,614

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2014
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
Net gain (loss) related to economic hedging transactions	7,373	(1,667)	5,150	6,547	6,919	5.7	17,403
Realized gain (loss) on investments in equity securities held for operating purposes	688	0	1,306	2,434	2,853	17.2	4,428
Equity in earnings of affiliates	5,343	8,884	8,171	6,173	3,499	(43.3)	28,571
Corporate items	(12,344)	(8,701)	(13,954)	(3,773)	(3,093)	—	(38,772)
Other	(8,038)	(2,033)	(4,377)	22,798	(7,624)	—	8,350

Total	(6,978)	(3,517)	(3,704)	34,179	2,554	(92.5)	19,980

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2014	June 30, 2014
Assets
Current Assets	3,296,666	3,560,359
Fixed Assets	2,893,448	2,817,515

Total Assets	6,190,114	6,377,874

Liabilities
Current Liabilities	1,133,679	1,337,636
Long-term Liabilities	3,138,160	2,956,329

Total Liabilities	4,271,838	4,293,965

Net Assets
Shareholders’ equity	1,819,381	1,979,457
Valuation and translation adjustments	54,949	60,415
Stock acquisition rights	43,946	44,037

Total Net Assets	1,918,276	2,083,909

Total Liabilities and Net Assets	6,190,114	6,377,874

Nomura Holdings, Inc. Unconsolidated Statements of Income

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2013	June 30, 2014
Operating revenue	236,558	285,892
Operating expenses	56,399	57,809

Operating income	180,159	228,083

Non-operating income	1,874	1,795
Non-operating expenses	1,387	553

Ordinary income	180,646	229,325

Special profits	1,045	38,073
Special losses	1,563	13

Income before income taxes	180,129	267,385

Income taxes - current	1,969	(10,943)
Income taxes - deferred	(697)	27,382

Net income	178,856	250,946

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2015_1q.pdf